FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), under the terms of Law No. 6,404, of December 15th, 1976, as in force, and under the Resolution No. 44, of August 23rd, 2021, of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), hereby informs its shareholders and the market what follows

After 7 years through each Guillaume Gras has accompanied the several projects of transformation of GPA, as well as Éxito’s segregation process - that is getting to its end, the Company informs that Guillaume Gras, Vice President of Finance and Investors Relations Officer will leave the Company on July 31st, 2023, after the disclosure of the Company’s second trimester of 2023 results, that is expected to occur on July 26th, 2023. Therefore, Guillaume shall act in its transition process until its resignation.

The position of Vice President of Finances and Investor’s Relations Officer of GPA shall be assumed by Rafael Russowsky, current member of the Board of Directors of the Company and Officer of Corporate Development and Participations of the Casino Group, with wide experience in the financial and retail segment.

After taking office of its new position, Rafael shall be replaced in the Board of Directors by a new member still to be defined.

Marcelo Pimentel, as well as the whole GPA Group, reiterates its gratitude to Guillaume for these 7 years of work in GPA and wishes the best vows of success to Guillaume in its return to France to assume a new position in the Casino Group. He also wishes success to Rafael in its new position.

GPA compromises to keep the market and its shareholders informed of any new material facts related to this matter.

São Paulo, June 12th, 2023.

Guillaume Marie Didier Gras

Vice President of Finance and Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 19, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.